

October 5, 2012

<u>Via E-mail</u>
Shawn Arizmendi
President
Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

> **Re: Ultimate Rack, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 27, 2012**
> **File No. 333-179188**

Dear Mr. Arizmendi:

We have reviewed your response to our letter dated September 7, 2012 and have the following additional comments.

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

1. Please revise the first sentence of the fourth paragraph to disclose your cash on hand as of the most recent practicable date or confirm that this figure is unchanged since the filing of your last amendment. Please also update the remainder of the fourth paragraph, as applicable.

<u>Summary of Consolidated Financial Information, page 2</u>

2. Please revise to reflect the interim period ended July 31, 2012.

Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

> Sincerely,
>
> /s/ Justin Dobbie
>
> Justin Dobbie
> Legal Branch Chief

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